August 12, 2005


Mail Stop 4561

VIA U.S. MAIL AND FAX (559) 665-7066

Mr. Phil Hamilton
President and Chief Executive Officer
Global Diversified Industries, Inc.
1200 Airport Drive
Chowchilla, CA  93610

Re:	Global Diversified Industries, Inc.
Form 10-KSB for the year ended April 30, 2004
      Filed August 17, 2004
      File No. 333-83231

Dear Mr. Hamilton:

      We have reviewed your response letter dated August 4, 2005 and have the following additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

1. Based on our previous discussion and response to our prior comment letters, it does not appear that you have consistently applied either
SAB 101 or SOP 81-1 in recognizing revenue. Please tell us whether you recognize revenue in accordance with SAB 101, as amended by SAB
104, or SOP 81-1 and your basis for doing so. In your response, please also show us the impact on your historical financial statements if you had consistently applied either SAB 101 or SOP 81-
1.

2. If your response to comment 1 results in a material change to your historical financial statements please revise your financial statements in response to this comment. Refer to SAB 99 (SAB
Topic
1M).

3. If you account for your contracts under SOP 81-1 please tell us in sufficient detail how you plan to account for revenues and costs in accordance with SOP 81-1 under your revised accounting policy. In your response, please also tell us how considered and your basis for determining the following in accounting for your contracts under SOP
81-1:

a. Accounting policy decision to use the percentage-of-completion method or completed-contract method, including your application of paragraph 25 if you account for your contracts under the percentage-of-completion method;

b. Determining the profit center for revenue recognition, including consideration given to segmenting a contract (Refer to paragraphs
34-
42 of SOP 81-1);

c. Method used to measure the extent of progress toward completion (Refer to paragraphs 43-51 of SOP 81-1).

4. Please show us how you plan to revise your revenue recognition policy disclosure in future filings. Refer to APB 22.


*  *  *  *

	You may contact Josh Forgione, at (202) 551-3431, or me, at
(202) 551-3403, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

								Sincerely,



      Steven Jacobs
      Accounting Branch Chief
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Mr. Phil Hamilton
Global Diversified Industries, Inc.
August 12, 2005
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